ITEM 2.  FINANCIAL

Preferred Stock-All preferred stock will carry a coupon rate of interest of 8% per annum. We intend to issue Class A Preferred Stock only and maintain all monies received in an investment account, which shall hold U.S. Treasury notes with maturity dates to act as a sinking fund or a redemption payment basis for the issuance of the above-mentioned stock.